Exhibit 99.1

i-80 Gold Completes Acquisition - High-Grade FAD Deposit

RENO, Nev., May 8, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80") and Paycore Minerals Inc. (TSXV:CORE) ("Paycore") are pleased to announce the completion of i-80's acquisition of Paycore, owner of the FAD Property that hosts the high-grade FAD deposit located immediately south of, and adjoining, i-80's 100%-owned Ruby Hill Property ("Ruby Hill" or the "Property") in Eureka County, Nevada.

This transaction was completed by way of a plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement") and consolidates and enhances i-80's exposure to one of the world's premier re-emerging Carbonate Replacement Deposit (CRD) districts, while also providing i-80 with 100% ownership of the FAD deposit, one of the highest-grade polymetallic deposits in North America. Once the current infill & expansion drill program is completed, the FAD deposit is expected to add to the Company's impressive resource base.

Paycore's common shares are expected to be de-listed from the TSX Venture Exchange ("TSX-V") within three to five business days. Pursuant to the Arrangement, Paycore shareholders received 0.68 of an i-80 common share for each common share of Paycore held. Each Paycore warrant and Paycore option is exercisable for i-80 common shares, as adjusted in accordance with the exchange ratio under the Arrangement.

Acquisition highlights:

  Consolidates the most productive part of the Eureka District - adds 1,468 Ha to land package
  FAD deposit historical resource: 3,540,173 t @ 5.14 g/t Au, 196.46 g/t Ag, 8.0% Zn, 3.8% Pb[1]
  Positive results from Paycore drilling in 2022:
    PC22-07:
      1.1 g/t Au, 155.5 g/t Ag, 22.0% Zn & 1.5% Pb over 12.5 m and
      2.0 g/t Au, 231.6 g/t Ag, 6.3% Zn & 3.7% Pb over 44.8 m
    PC22-08:
      7.1 g/t Au, 376.3 g/t Ag, 6.3% Zn & 10.3% Pb over 14.8 m
    PC22-10:
      8.0 g/t Au, 79.0 g/t Ag, 10.0% Zn & 1.0% Pb over 27.4 m and
      1.8 g/t Au, 318.0 g/t Ag, 4.6% Zn & 6.1% Pb over 7.4 m

Prior to the discovery of Carlin-type mineralization by Homestake at Ruby Hill in the 1990's, the Eureka District enjoyed a successful history (1864-1966) that resulted in some of the world's highest-grade CRD mines. The district produced approximately 1.6 Moz of gold at an average grade of 0.8 oz/ton (27.4 g/t Au) and 39 Moz of silver at an average grade of 19.5 oz/ton (668.6 g/t Ag) from 2.0 Mtons mined (also reported 625M lbs lead @ 15.6 % Pb)[2] with most of the production from the original Ruby Hill Mine, located on the FAD property. The FAD deposit is the down-dip extension of the original Ruby Hill Mine and was successfully expanded in a 2022 drill campaign with mineralization that remains wide open for expansion.

"The expanded land package at Ruby Hill will allow i-80 to aggressively pursue the optimization of the Company's multi-year development plan and to realize its goal of creating one of the largest U.S.-focused diversified mineral producers.", stated Matthew Gollat, Executive Vice-President of i-80 Gold. "As we complete work related to the restart of our two processing facilities, Lone Tree for gold and Ruby Hill for polymetallics, the addition of the FAD deposit to our impressive portfolio will be considered in our future sequencing plans."

"The FAD deposit represents one of North America's highest-grade undeveloped deposits that fits perfectly into our 2023 exploration program where we have an expanded focus on defining polymetallic mineralization in the Eureka District to better assess the economic opportunity.", stated Tyler Hill, Senior Geologist of i-80 Gold. "High-grade polymetallic deposits like FAD are rare, with grades that are expected to rival many of the world's premier polymetallic deposits like Agnico's LaRonde Mine in Quebec."

The FAD deposit is located within the "Hilltop Corridor" approximately 2.0 km south of the Hilltop discovery made by i-80 in mid-2022 and the property expands i-80's exposure along the favourable structure by approximately 2.5 km.  In addition to ongoing drilling at FAD, multiple drill rigs are aggressively defining and expanding mineralization at Hilltop, a series of high-grade CRD zones located on the south side of the Archimedes pit (see Image 1), where previously released results from 2022 drilling include 515.3 g/t Ag, 28.9% Pb, 10.5% Zn & 0.9 g/t Au over 28.3 m in hole iRH22-43 (Upper Hilltop), 1.9 g/t Au, 631.3 g/t Ag, 7.4% Zn & 33.0% Pb over 18.3 m in hole iRH22-53 (Upper Hilltop), 60.2 g/t Au, 908.7 g/t Ag, 1.1% Zn & 15.7% Pb over 10.0 m in hole iRH22-55 (Upper Hilltop) and 12.3% Zn over 39.6 m in hole iRH22-61 (East Hilltop) - see i-80's press releases dated August 30th, 2022 and November 14, 2022.

Image 1 – Hilltop Corridor Surface Plan

Image 1 – Hilltop Corridor Surface Plan (CNW Group/i-80 Gold Corp)

"I would like to thank all of the Paycore shareholders for their support since Paycore started trading and we look forward to participating in the future success of i-80 Gold.", commented Christina McCarthy, President and CEO of Paycore Minerals.

A relogging program was completed on holes drilled by Paycore in 2022. During this program, an unsampled "Upper" mineralized horizon was identified in several holes. These intervals were subsequently sampled, with highlight results including:

New 2023 FAD assay results from previously unsampled intervals, true widths estimated 80-95%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
PC22-01	Core	667.5	675.8	8.3	3.1	397.2	7.4	18.9
PC22-07	Core	595.3	598.3	3.0	3.7	578.5	7.7	7.1
PC22-08A	Core	577.6	578.8	1.2	3.3	287.0	2.4	15.1
And	Core	705.9	709.0	3.1	3.1	101.0	0.9	2.4
PC22-10	Core	674.5	676.7	2.2	8.0	264.1	0.9	11.1

FAD is one of several deposits within the Hilltop Corridor, a +2.0 km long, alluvial covered, trend immediately south of the Archimedes pit that is believed to be host to multiple feeder fault structures (see Image 1) and is largely untested by previous drilling owing to the alluvial cover. The Hilltop discoveries were made in the second half of 2022 exploration campaign while testing one of several brownfield exploration targets identified proximal to the Blackjack (skarn) deposit, confirming the Company's belief that the Ruby Hill Property could be host to multiple types of mineralization and several large-scale deposits. Additional high–grade CRD discoveries have been made in 2023, extending mineralization along the Hilltop fault over a strike length of approximately 750 metres.

Geophysical surveys completed at Ruby Hill have identified several highly prospective anomalies that are believed to have the potential to represent additional massive sulfide targets. Several of these anomalies will be tested in the 2023 drilling program. Additional geophysical surveys will be completed in the near future to cover the southern extension of the Hilltop Corridor and the FAD Property.

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant and an active heap leach facility. The Property is host to multiple gold, gold-silver and polymetallic (base metal) deposits. The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only).

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP61a (33 element suite; 0.4g Four Acid/ICP-AES; ALS). Overlimit samples of Ag, Pb, and Zn are analyzed by ore-grade methods comprising HF-HNO3-HClO4 Digest, HCl leach and ICP-AES. Additional samples overlimit ore–grade methods are analyzed by acid dissolution and titration. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards (gold and polymetallic), duplicates, and blanks into the sample stream with a stringent review of all results. For QAQC regarding Paycore Minerals results please see Paycore Mineral's December 6th, 2022 press release.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expectations of the officers and directors of i-80 following completion of the Arrangement, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project and the FAD Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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[1] The historical estimates contained in this presentation have not been verified as current mineral resources. A "qualified person" (as defined in NI 43-101) has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and the Company is not treating the historical estimate as current mineral resources or mineral reserves.
[2] Source: Nolan, Thomas B. The Eureka Mining District Nevada: Geological Survey Professional Paper 406. Washington, DC: United States Government Printing Office, 1962. 78pp. & Nolan, T.B., and Hunt, R. N., 1968, The Eureka Mining District, Nevada, in Ridge, J. D., ed., Ore deposits of the United States, 1933-1967 (Graton-Sales Vol.): New York, American Institute of Mining Metallurgy Petroleum Engineers. v. 1. P. 966-991.

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice- President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 13:29e 08-MAY-23